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            JPMORGAN STRATEGIC VOLATILITY INDEX PERFORMANCE DETAILS
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                                                                      J.P.Morgan
                                                                    June 3, 2013
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JPMorgan Strategic Volatility Index

J.P. Morgan Strategic Volatility Index (the "Index") Performance -- Bloomberg
JPUSSTVL Index
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Please see key risks on the next page for additional information. Source: J.P.
Morgan. Past performance is not a guide to future performance. "JPUSSTVL Index"
refers to the performance of J.P. Morgan Strategic Volatility Index (Bloomberg:
JPUSSTVL Index).

The level of the Index incorporates the daily deduction of (a) an adjustment factor of 0.75% per annum (the "index fee") and (b) a "daily rebalancing adjustment amount" that is equal to the sum of (1) a rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX
Index), applied to the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and (2) an additional amount equal to the rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index) applied to the amount of the change, if any, in the level of the exposure to the synthetic short position. Unlike the index fee, the rebalancing adjustment factor is not a per annum fee. The level of the
Index and the value of the notes will be adversely affected, perhaps significantly, if the performance of the synthetic long position and the contingent synthetic short position in the relevant VIX futures contracts, determined based on the official settlement prices of the relevant VIX futures contracts, is not sufficient to offset the daily deduction of the index fee and the daily rebalancing adjustment amount.

Hypothetical, historical performance measures: Represents the monthly, 2013 year to date, and full calendar year performance of the Index based on as applicable to the relevant measurement period, the hypothetical back tested daily closing levels from September 19, 2006 through July 30, 2010, and the actual historical performance of the Index based on daily closing levels from
July 30, 2010 through June 28, 2013. The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. No representation is made that an investment in the notes will or is likely to achieve returns similar to those shown. Alternative modelling techniques or assumptions would produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth above. Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information that forms part of the information contained in the table above.
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Key Risks

[]   Any securities we may issue linked to the Index may result in a loss, and are exposed to the credit risk of J.P. Morgan Chase & Co.

[]   The Index has limited operating history.

[]   The reported level of the Index incorporates the daily deduction of (a) an index fee of 0.75% per annum and (b) a "daily rebalancing adjustment amount" (on the previous page).

[]   The daily rebalancing adjustment amount is likely to have a substantial adverse effect on the level of the Index.

[]   The Index may not be successful and may not outperform any alternative strategy.

[]   Strategies that provide exposure to equity volatility, which are subject to significant fluctuations, are not suitable for all investors.

[]   When the synthetic short position is activated, your return on the notes is dependent on the net performance, not the absolute performance, of the long and short positions.

[]   Due to the time lag inherent in the Index, the exposure to the synthetic short position may not be adjusted quickly enough to offset loss or generate profit.

[]   The Index comprises only notional assets and liabilities.

[]   The Index is an excess return index and reflects the performance of an uncollateralized investment in futures contracts.

[]   Our affiliate, J.P. Morgan Securities Ltd. ("JPMSL"), is the Sponsor and
     Calculation Agent for the Index and may adjust the Index in a way that affects its level.

[]   The Index is subject to risks associated with futures contracts.

DISCLAIMER

JPMorgan Chase & Co. ("J.P. Morgan") has filed a registration statement
(including a prospectus) with the Securities and Exchange Commission (the
"SEC") for any offerings to which these materials relate. Before you invest in any offering of securities by J.P. Morgan, you should read the prospectus in that registration statement, the prospectus supplement, as well as the particular product supplement, underlying supplement, the relevant termsheet or pricing supplement, and any other documents that J.P. Morgan will file with the
SEC relating to such offering for more complete information about J.P. Morgan and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, J.P. Morgan,
any agent or any dealer participating in the particular offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement, underlying supplement and termsheet or pricing supplement, if you so request by calling toll-free (800) 576 3529.

Free Writing Prospectus filed pursuant to Rule 433; Registration Statement No.
333-177923
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